FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, December 1, 2017

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.286125	December 29, 2017	December 15, 2017
Series D	0.24258	December 28, 2017
Series E	0.18188	December 29, 2017
Series F	0.18088	December 28, 2017
Series G	0.207375	December 29, 2017
Series H	0.20581	December 28, 2017
Series I	0.23175	December 29, 2017
Series J	0.22389	December 28, 2017
Series K	0.291938	December 29, 2017
Series M	0.296875	December 29, 2017

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the December 29, 2017 to March 28, 2018 dividend period for its floating rate preferred shares.  The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	0.99173	4.022	0.24793
Series F	0.74762	3.032	0.18690
Series H	0.84625	3.432	0.21156
Series J	0.91775	3.722	0.22944

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941